Commercial Federal 401(k) Plan for Acquired Companies
13220 California Street
Omaha, Nebraska  68154


We have read the Company's explanation of the reason for the filing of Form 12b-25, Notification for Late Filing. We concur that since adequate information has not been provided to us by the Trustee of the Commercial Federal 401(k) Plan for Acquired Companies, the audit of the financial statements cannot be completed by the filing deadline.


/s/ Deloitte & Touche LLP

Omaha, Nebraska
June 20, 2002